

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Mr. John D. Moran
Vice President, General Counsel and
Secretary
GrafTech International Ltd.
Suite 300 Park Center I
6100 Oak Tree Boulevard
Independence, Ohio 44131

> Re: **GrafTech International Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2015**
> **File No. 001-13888**

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In order to use a universal ballot, Mr. Milikowsky's nominees must have consented to being named in the company's proxy statement and to serve, if elected. See Rule 14a-4(d)(1). Please supplementally advise us whether Mr. Milikowsky's nominees have provided such consent. If not, please revise to eliminate any reference to a universal ballot.

2. File your form of proxy, which must be filed at least 10 calendar days prior to the date definitive copies of the proxy statement and form of proxy are first sent or given to security holders. See Rule 14a-6(a).

3.   Please clearly mark your proxy statement and form of proxy, when filed, as "Preliminary Copy." See Rule 14a-6(e)(1).

4.   Please provide all the disclosure required by Item 5(b)(1) of Schedule 14A.

5.   We note your disclosure throughout that Mr. Milikowsky is seeking control of GrafTech without paying stockholders a control premium. Please revise to qualify all such statements by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

About the Annual Meeting, page 1

6.   Disclosure indicates that "[i]f any of the nominees nominated by the Board are not available for election at the time of the meeting, discretionary authority will be exercised by the proxyholders … to vote for substitutes designated by the Board …." Please revise this disclosure and similar disclosure on page 7 to conform to the standard set forth in Rule 14a-4(c)(5) with respect to the scope of the discretionary authority granted with the proxy.

7.   Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Voting Mechanics, page 3

8.   Disclosure on page 3 indicates that broker non-votes will not be included in determining the presence of quorum. Please reconcile this disclosure with disclosure on page 87 that "broker non-votes will count toward the presence of a quorum."

9.   If you retain the disclosure on page 3 indicating that broker non-votes will not be included in determining the presence of quorum, provide us with a detailed legal analysis, including a discussion of applicable state law and NYSE regulations, supporting this statement.

10.   Disclosure indicates that "there are not expected to be any broker non-votes." We understand that NYSE rules do not permit discretionary voting by brokers or other nominees on any

matters in a contested solicitation, and that this could result in a broker non-vote with respect to any proposal if a beneficial owner does not give instructions to the broker or other nominee with respect to that proposal. Given these factors, please describe in greater detail how you concluded that there will not be any broker non-votes in your contested solicitation.

11. Disclosure indicates that abstentions will have no effect on the outcome of the votes on Proposals 2 through 6. Given that the voting standard for Proposal 5 is not less than 67% of the outstanding shares, please advise us how abstentions will have no effect on the outcome of the vote on Proposal 5.

Proposal Two: Non-Binding Advisory Vote on Executive Compensation, page 74

12. Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act. Also disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Proposal Six: Reimbursement of Milikowsky Expenses …, page 86

13. Since Proposal 6 is not required to be submitted to a vote of stockholders, disclose what action is intended to be taken by the company in the event stockholders approve Proposal 6. See Item 18 of Schedule 14A.

Proxy Solicitation, page 89

14. Disclose the cost or anticipated cost of retaining MacKenzie Partners, Inc. and the number of employees of MacKenzie Partners, Inc. who will solicit stockholders. See Item 4(b)(3)(ii) and (iii) of Schedule 14A.

15. Disclose the total expenditures to date for, in furtherance of, or in connection with the solicitation of stockholders. See Item 4(b)(4) of Schedule 14A.

When are Stockholder Proposals for the 2016 Annual Meeting Due, page 90

16. Please disclose the dates required to be disclosed pursuant to Item 1(c) of Schedule 14A and Rule 14a-5(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions